Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, New Jersey 07407-1033

September 18, 2007

Via EDGAR

United States Securities and Exchange Commission
100 F Street
Washington, DC 20549

Attention:  Mr. Jay E. Ingram, Division of Corporation Finance

Re:	Sealed Air Corporation
Definitive 14A
Filed April 5, 2007
File No. 001-12139

Greetings:

We received a comment letter addressed to William V. Hickey, our Chief Executive Officer, dated August 21, 2007, from Mr. Jay E. Ingram, Attorney Advisor, of the Securities and Exchange Commission’s Division of Corporation Finance.  In the letter, Corporation Finance requested that Sealed Air respond to the staff’s comments by September 21, 2007 or tell them by that time when we would provide them with a response.  On behalf of Sealed Air, I respectfully request that you extend that response period until November 2, 2007.  The reasons for this request for an extension are that we need to arrange a meeting of Sealed Air’s Organization and Compensation Committee to participate in the response process, which has been difficult as a result of the committee members’ travel, and because of other commitments of the committee members and corporate staff.  Extending the period until November 2, 2007 will enable Sealed Air to provide a thorough, appropriate response to the Division.

Thank you for your consideration of this request.  Please do not hesitate to contact me at (201) 791-7600 should you wish to discuss this matter.

Sincerely,

Sealed Air Corporation

By:	/s/ H. Katherine White
H. Katherine White
Vice President, General Counsel
and Secretary